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Re:     Amgen Inc.

Form 10-K for the Year Ended December 31, 2010
Definitive Proxy filed April 7, 2011
File No. 0-12477

Dear Ms. Parikh:

On behalf of Amgen Inc. (the “Company”), we are responding to your letter dated April 15, 2011 regarding the review of the above-referenced filings. Pursuant to our exchange of voicemails today, the Company hereby confirms that it will provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments on or before May 13, 2011.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (714) 755-8245.

Very truly yours,

/s/ Charles K. Ruck
Charles K. Ruck of LATHAM & WATKINS LLP

cc:	David J. Scott, Esq., Amgen Inc.